VH 12-4-03



03051589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AA
12-9-2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44281



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kenmar Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: **(Do not use P.O. Box No.)**

Two American Lane
(No. and Street)

Greenwich, (City) — Connecticut (State) — 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen D. Howley — (203) 861-1050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT **whose opinion is contained in this Report***

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

201 International Circle, Suite 200 (Address) — Hunt Valley, (City) — Maryland (State) — 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY


PROCESSED
DEC 12 2003
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maureen D. Howley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenmar Securities, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr VP & CFO

Title

Notary Public 8/31/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
NOV 2 8 2003
WASH, D.C.

KENMAR SECURITIES, INC.

ANNUAL REPORT

September 30, 2003

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
and Section 1.17 of the Regulations
Under the Commodity Exchange Act
For the Year Ended September 30, 2003

KENMAR SECURITIES, INC.

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 7
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3	9
Computation of Minimum Capital Requirements Under Regulation 1.17 of the Commodity Futures Trading Commission	10
NFA Supplemental Schedule – IB	11 – 12
Independent Auditor's Report on Internal Control	13 – 14



Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Kenmar Securities, Inc.

We have audited the accompanying statement of financial condition of Kenmar Securities, Inc. (the Company) as of September 30, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the financial statements, Kenmar Securities, Inc. is a wholly-owned subsidiary and a member of a group of affiliated companies and, as described in the financial statements and notes thereto, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital and computation for determination of reserve requirements and information relating to possession or control requirements is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information required by regulations of the Commodity Futures Trading Commission. The National Futures Association supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
November 12, 2003

KENMAR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2003

ASSETS	
Cash and cash equivalents	$124,671
Due from affiliates, net	247,545
Other assets	3,300
Total assets	$375,516
LIABILITIES	
Accrued expenses	$ 71,080
STOCKHOLDER'S EQUITY	
Common stock – $.10 par value; 1,000 shares authorized; 100 shares issued and outstanding	10
Additional paid-in capital	26,490
Retained earnings	277,936
Total stockholder's equity	304,436
Total liabilities and stockholder's equity	$375,516

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2003

REVENUE	
Commissions	$1,691,800
Interest	815
Total revenue	1,692,615
EXPENSES	
Compensation and related payroll taxes	1,138,033
Travel, entertainment and marketing costs	340,650
Occupancy and office costs	121,231
Employee benefits	35,613
Regulatory and license fees	18,248
Professional fees	13,723
Total expenses	1,667,498
INCOME BEFORE INCOME TAXES	25,117
Income tax expense	19,251
NET INCOME	$ 5,866

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2002	$ 10	$26,490	$272,070	$298,570
Net income for the year ended September 30, 2003	0	0	5,866	5,866
Balance at September 30, 2003	$ 10	$26,490	$277,936	$304,436

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2003

Cash flows from (for) operating activities:	
Net income	$ 5,866
Adjustments to reconcile net income to net (decrease) in cash and cash equivalents:	
Changes in assets and liabilities	
(Increase) in due from affiliates, net	(36,452)
Increase in accrued expenses	30,139
Net (decrease) in cash and cash equivalents	(447)
Cash and cash equivalents, beginning of year	125,118
Cash and cash equivalents, end of year	$124,671

See accompanying notes.

KENMAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, Inc. (the Company) was originally incorporated in the State of New York on June 5, 1987 and was merged into a Connecticut corporation effective February 7, 1996. The Company is a wholly-owned subsidiary of Kenmar Holdings Inc. (the Parent). The Parent is indirectly owned by the two sole directors of the Company.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and, as of June 24, 2003, an Independent Introducing Broker, registered with the Commodity Futures Trading Commission (CFTC), in the business of offering and selling securities of commodity pools operated by affiliated companies. The Company does not hold funds or securities for customers. The Company has no direct customer relationships with individuals or entities other than those entities with which the Company is affiliated through common ownership.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market fund account balances.

D. Income Taxes

The Company is part of the Parent's consolidated group for U.S. and state income tax purposes. Income tax returns are prepared on the accrual basis of accounting on a fiscal year ended September 30. The Company uses an asset and liability approach to financial accounting for income taxes.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had adjusted net capital of $51,691, which was $46,691 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .50 to 1.

The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $30,000. At September 30, 2003 the Company had adjusted net capital of $51,691 which was $21,691 in excess of its required net capital.

Note 3. INCOME TAXES

The Company is included in the consolidated U.S. and state income tax returns filed by the Parent. Income taxes are calculated as if the Company filed separate U.S. and state income tax returns, except that the benefit of the U.S. graduated tax rate is recognized by the consolidated group. The basis of assets and liabilities recorded in the financial statements are the same as amounts reported for income tax purposes; therefore, the Company does not report deferred tax expense.

The Company's income tax expense for the year ended September 30, 2003 is comprised of the following:

State income taxes	$ 3,707
U.S. income taxes	15,544
Current income tax expense	$19,251

The recorded tax provision exceeds the expected tax provision based on current statutory rates, due to certain non-deductible expenses, primarily meals and entertainment. During the year ended September 30, 2003, no income taxes were paid to the Parent. Income taxes payable to the Parent totaled $23,964 as of September 30, 2003 and such amount is included in due from affiliates on the statement of financial condition.

Note 4. RELATED PARTY TRANSACTIONS

The Company has transactions and relationships with members of a group of affiliated companies that occasionally result in advances to and from such affiliates. A significant portion of the Company's direct and allocable expenses are paid by Kenmar Advisory Corp. (KAC), another subsidiary of the Parent. These expenses are in turn charged to the Company at cost. Additionally, substantially all of the Company's income is earned from KAC and Kenmar Management Ltd., an affiliate of the Company, based on the Company's combined expenses. During the fiscal year ended September 30, 2003, the Company earned income of $1,691,800 and was charged expenses of $1,104,667 under these arrangements. Due to these arrangements, the Company is heavily dependent on the financial condition of its affiliates and their ability to generate sufficient revenue and cash flow in order to support the Company's ongoing operations.

The Company also experiences transfers to and from KAC as part of consolidated cash management efforts. No specific terms apply to the liquidation of intercompany receivables and payables; however, such intercompany balances are settled periodically. The Company has reflected its right of offset in reporting net intercompany balances in the statement of financial condition.

Note 5. COMMITMENTS

Rent expense is allocated from KAC at cost based on the Company's use of space. There is no fixed commitment to contribute to the payment of rent on an ongoing basis.

KENMAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2003

Total stockholder's equity	$ 304,436
Deduct items not allowable for net capital Non-allowable assets	(250,845)
Haircuts on securities	(1,900)
Net capital	$ 51,691
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 4,738
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 51,691
Minimum net capital requirement	5,000
Excess net capital	$ 46,691
Total aggregate indebtedness (total liabilities)	$ 71,080
Percentage of aggregate indebtedness to net capital	138%

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above, agrees with the Kenmar Securities, Inc. computation of net capital and required net capital from the September 30, 2003 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at September 30, 2003 is as follows:

Total liabilities	$ 71,080
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$ 71,080

KENMAR SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
September 30, 2003

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Kenmar Securities, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

KENMAR SECURITIES, INC.
COMPUTATION OF MINIMUM CAPITAL
REQUIREMENTS UNDER REGULATION 1.17
OF THE COMMODITY FUTURES TRADING COMMISSION
September 30, 2003

Total stockholder's equity	$ 304,436
Deduct items not allowable for net capital Non-allowable assets	(250,845)
Haircuts on securities	(1,900)
Net capital	$ 51,691
Minimum regulatory dollar net capital requirement	$ 30,000
Net capital shown above	$ 51,691
Minimum capital requirement	30,000
Excess net capital	$ 21,691

Statement Pursuant to Paragraph (d)(2)(vi) of Regulation 1.10:

The computation of net capital stated above, agrees with the Kenmar Securities, Inc. computation of net capital from the September 30, 2003 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

NFA

KENMAR SECURITIES, INC.
E.I.N.: 13-3434713
NFA I.D. #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

See notes below	1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount	$30,000	$36,000	$36,000
B Calculation based on branch offices Number of branch offices = 1	x $6,000 = $6,000	x $7,200 = $7,200	x $7,200 = $7,200
C Calculation based on associated persons Number of associated persons = 1	x $3,000 = $3,000	x $3,600 = $3,600	x $3,600 = $3,600
D Securities broker/dealers per SEC 15c3-1	$5,000	N/A	N/A
Enter the greatest of A - D	$30,000	$36,000	$36,000
		+ Subordinated debt maturing in next 6 mos. 0	+ Subordinated debt maturing in next 6 mos. 0
		+ Expected capital withdrawals in next 6 mos.	
		Total $36,000	Total $36,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$304,436
Ownership equity	$304,436	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	21,691
= Equity Capital	= $304,436	= Required total	$282,745

Equity Capital / Required Total 107.67%

(continued)

C) Current Receivables

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable	Collateral				Non-current
Amount	Description	Market Value	Charge*	Net	Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance	Collateral				Capital
Amount	Description	Market Value	Charge	Net	Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as delivera

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

KENMAR SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended September 30, 2003



Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
Kenmar Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Kenmar Securities, Inc. (the Company), for the year ended September 30, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 and to the objectives stated in Regulation 1.16 in making the periodic computations of the minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, respectively, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc., the CFTC, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
November 12, 2003